UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(b),(c) AND (d) AND AMENDMENTS THERETO FILES
                          PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)



                                Pinnacor Inc.
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                               (Name of Issuer)


                   Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 723487-10-4
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                                (CUSIP Number)


                              December 31, 2002
-------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No.: 723487-10-4
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    1.  Names of Reporting Person:  Alan S. Ellman
        I.R.S. Identification Nos. of above persons (entities only):

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions):
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        (a) [  ]
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        (b) [X]
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    3.  SEC Use Only
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    4.  Citizenship or Place of Organization: USA
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                   -------------------------------------------------------------
                    5.    Sole Voting Power:  3,070,922
Number of          -------------------------------------------------------------
Shares
Beneficially       -------------------------------------------------------------
Owned by            6.    Shared Voting Power:
Each Reporting     -------------------------------------------------------------
Person With
                   -------------------------------------------------------------
                    7.    Sole Dispositive Power:  3,070,922
                   -------------------------------------------------------------

                   -------------------------------------------------------------
                    8.    Shared Dispositive Power:
                   -------------------------------------------------------------

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    9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 3,070,922
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    10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions):  [  ]
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    11. Percent of Class Represented by Amount in Row (9): 7.57%
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    12. Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name of Issuer:

            Pinnacor Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            601 West 26th Street, 13th Floor
            New York, NY 10001

Item 2(a).  Name of Person Filing:

            Alan S. Ellman

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            Principal Business Office:    c/o Pinnacor Inc.
                                          601 West 26th Street, 13th Floor
                                          New York, New York 10001

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).  CUSIP Number:

            723487-10-4

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.

Item 4.     Ownership.

            (a)   Amount beneficially owned: 3,070,922

            (b)   Percent of Class: 7.57%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 3,070,922

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition
                        of: 3,070,922

                  (iv) Shared Power to dispose or to direct the disposition of: None

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                February 12, 2003
                                         --------------------------------------
                                                   (Date)


                                          /s/ Alan S. Ellman
                                         --------------------------------------
                                                   (Signature)


                                          Alan S. Ellman/Vice-Chairman
                                         --------------------------------------
                                                   (Name/Title)